SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549

                                    S C H E D U L E   13D
                                       (Rule 13d-101)

                          Under the Securities Exchange Act of 1934
                                     (Amendment No. 3)1

                                      DIVERSIFAX, INC.
                                      (Name of Issuer)

                               COMMON STOCK, $0.001 PAR VALUE
                               (Title of Class of Securities)

                                        2551131002
                                       (CUSIP Number)
                                                                       Copy
to:
Dr. Irwin A. Horowitz                                                  Gary
T. Moomjian, Esq.
c/o Diversifax, Inc.
Breslow & Walker, LLP
39 Stringham Avenue                                                    767
Third Avenue
Valley Stream, NY  11580                                               New
York, New York 10017
Telephone (516) 872-0650
Telephone (212) 832-1930

                       (Name, Address and Telephone Number of Persons
                      Authorized to Receive Notices and Communications)

                                       August 16, 1996
                    (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Continued on following page(s))


                                         - 1 of 7 -

CUSIP
No.   293980108                                  13D
1  Name of Reporting Person        Irwin A. Horowitz

S.S. or I.R.S. Identification No. of Above Person
###-##-####

2   Check the Appropriate Box if a Member of a Group*            (a)   [  ]
                                                                 (b)   [  ]
3   SEC Use Only
4   Source of Funds*          OO
5   Check Box if Disclosure of Legal Proceedings is Required           [  ]
    Pursuant to Item 2(d) or 2(e)
6   Citizenship or Place of Organization                   United States

Number of       7  Sole Voting Power
Shares                8,097,520 shares                           50.9%
Beneficially
Owned By        8   Shared Voting Power
 Each                  0 shares                                     0%
Reporting
Person          9    Sole Dispositive Power
With                      0 shares                                  0%
               10    Shared Dispositive Power
                        0 shares                                    0%

11  Aggregate Amount Beneficially Owned By Each Reporting Person
                               8,097,520 shares
12  Check Box if the Aggregate Amount in Row (11) excludes Certain
                 Shares*                                              [  ]
13  Percent of Class Represented by Amount in Row (11)
                                                                     50.9
14 Type of Reporting Person*
                                            IN
                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                             - 2 of 7 -

This statement, dated May __, 1997, constitutes


Amendment No. 3 to the Schedule 13D dated November 1,
1993, as amended by Amendment No. 1 to the Schedule
13D, dated January 20, 1994, and Amendment No. 2 to
Schedule 13D, dated January 9, 1996 (collectively, the
"Schedule"), regarding the Reporting Person's ownership of the Common Stock of Diversifax, Inc. (1)

ITEM 1.                         Security and Issuer.

                                The title of the class of equity securities to
which this statement relates is common stock, par value
$.001 per share (the "Common Stock"), of DiversiFax,
Inc. (the "Issuer"), a Delaware corporation with its principal executive offices at 39 Stringham Avenue, Valley
Stream, New York  11580.

ITEM 2.                         Identity and Background.

                                Irwin A. Horowitz (the "Reporting Person"
or "Dr. Horowitz") is the Chairman of the Board, Chief
Executive Officer and President of the Issuer.  The
Reporting Person was the sole shareholder, director and the President of four affiliated companies that were acquired by the Issuer in 1993. The Reporting Person's address is 111
Ocean Place, Sarasota, Florida  34242.  The Reporting
Person has never been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding which involved a claimed violation of federal or state securities laws.

ITEM 3.                         Source and Amounts of Funds or Other
Consideration.

                                Response to ITEM 4 is incorporated herein
by reference.

ITEM 4.                         Purpose of Transaction.

                                As compensation to Dr. Horowitz for having
made an interest-free loan to the Issuer in the amount of $668,000 which was to become payable on demand any time after June 1, 1997, on August 16, 1996, the Issuer issued to Dr. Horowitz a five year warrant to purchase
427,520 shares of Common Stock at an exercise price of $3.125 per share, which warrant was fully exercisable on the date of grant (the "Warrant").

                                On October 29, 1996, the Issuer and Dr.
Horowitz entered into an Employment Agreement, pursuant
to which Dr. Horowitz received a five year option to
purchase 750,000 shares of Common Stock at an exercise
price of $3.25 per share (the "Option"), 150,000 of which
became exercisable on the date of grant and the balance of
which will become exercisable as to 150,000 shares on
each of the next four anniversary dates thereof.  In
recognition of certain bank loan guarantees made by Dr.
Horowitz for the benefit of the Issuer, the Issuer also
granted to him on such date a five year option to purchase
100,000 shares of Common Stock at an exercise price of
$3.25 per share, which option was fully exercisable on the
date of grant.
_______________________

(1) Pursuant to Rule 13d-2(c) of the Exchange Act of 1934 relating to first time filings on EDGAR, the entire text of the Schedule is restated herein.

- 3 of 7 -
                        On December 17, 1996, Dr. Horowitz agreed to extend all of the loans made by him to the Issuer in fiscal years 1995 and 1996, amounting to an aggregate of approximately $1,125,000, until December 2, 1997. Dr.
Horowitz also agreed that such loans would remain interest-free. In consideration thereof, the Issuer lowered the exercise prices of the Warrant and Option to $2.375, and granted to Dr. Horowitz an incentive option to purchase
38,270 shares of Common Stock at an exercise price of $2.613 per share, a non-incentive option to purchase
711,730 shares at an exercise price of $2.375 per share, all of which became fully exercisable on the date of grant.

                                As compensation for an additional $554,196
in interest-free loans made by Dr. Horowitz to the Company from December 1, 1996 through May 2, 1997
(including $23,196 in reduced salary payments), which become payable on demand after December 1, 1997, on May 6, 1997, the Company granted toDr. Horowitz a five-year warrant to purchase 350,000 shares of Common Stock at an exercise price of $1.9375 per share, which warrant was fully exercisable on the date of grant.

                                The Reporting Person acquired the securities
for purposes of investment. The Reporting Person may acquire additional shares of Common Stock, from time to time, in open market transactions or in privately negotiated transactions, or through the exercise of warrants or other derivative securities. The Reporting Person may also sell shares of Common Stock based on market conditions and other conditions which the Reporting Person may deem relevant.

ITEM 5.                             Interests in Securities of the Issuer.

                                    (a)      The following list sets forth the
aggregate number and percentage (based on 14,145,215 shares of Common Stock outstanding plus such number of options and warrants included in Dr. Horowitz's beneficial ownership) of outstanding shares of Common Stock owned beneficially by Dr. Horowitz, as of May 20, 1997:


Shares of
Percentage of Shares

Common Stock  of
Common Stock
Name
Beneficially Owned(1)
                          Beneficially Owned
Dr. Irwin A. Horowitz
8,097,520
50.9%

                                    (b)      Dr. Horowitz has sole power to vote
and dispose of 8,097,520 shares of Common Stock (which amount includes options to purchase an aggregate of 1,000,000 shares of Common Stock and warrants to purchase 777,520 shares of Common Stock), representing approximately 50.9% of the outstanding Common Stock.

                                    (c)      The following is a description of
 all
transactions in shares of Common Stock, which consisted of warrant and option acquisitions, by the Reporting
Person effected from August 16, 1996 through May 20,
1997, inclusive.


_______________

(1) Does not include as beneficially owned, options to acquire 600,000 shares of Common Stock, which options are not exercisable within the next 60 days.

                                                  - 4 of 7 -
                          Date of    Number of Shares
Name of Shareholder     Acquisition Beneficially Acquired(1) Exercise Price
Dr. Irwin A. Horowitz   8/16/96         427,520              $2.375 per share
Dr. Irwin A. Horowitz  10/29/96         150,000              $2.375 per share
Dr. Irwin A. Horowitz   10/29/96        100,000              $3.25 per share
Dr. Irwin A. Horowitz   12/17/96         38,270              $2.613 per share
Dr. Irwin A. Horowitz   12/17/96        711,730              $2.375 per share
Dr. Irwin A. Horowitz   5/6/97          350,000              $1.9375 per share

            (d)      Not Applicable.

            (e)      Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


            Response to ITEM 4 is incorporated herein by reference.

ITEM 7.     Material to be Filed as Exhibits.

            None.


















_________________

(1) Does not include as beneficially owned, options to acquire 600,000 shares of Common Stock, which options are not exercisable within the next 60 days.


                                                  - 5 of 7 -
                                                   Signature

                                    After reasonable inquiry and to the best of
my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  May 29, 1997

                              /s/ Irwin A.
Horowitz
Irwin A. Horowitz




ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).